U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Spiller Jonathan M.
   (Last)  (First)  (Middle)

   c/o Armor Holdings, Inc.
   191 Nassau Place Road
   (Street)

   Yulee   Florida  32097
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Armor Holdings, Inc. (ABE)

3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

4. Statement for Month/Year

   November 1996

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   /x/ Officer (give title below)          / / Other (specify below)

       President and Chief Executive Officer

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             End of       Form:
                                  action      action         (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date        Code        -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                    11/8/96      S               24,000      D    $6.50        196,664          D
Common Stock                    3/18/96      P                  100      A    $5.1875      196,664          D
Common Stock*                   3/1/96       S                1,740      D    $5.75        196,664          D
Common Stock                       -         -                  -        -       -          43,541          I         By Children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Employee Stock Options (Right to buy)         **          **         -                 -              -           **          **
Employee Stock Options (Right to buy)***   $1.00/sh.     3/4/96      A               24,000                     1/19/96     1/19/96

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Employee Stock Options
 (Right to buy)                    Common Stock             450,000         **           474,000            D
Employee Stock Options
 (Right to buy)***                 Common Stock              24,000         ***          474,000            D

Explanation of Responses: See continuation page 3 for explanation of responses.

By: /s/ Jonathan M. Spiller                     November 22, 1996
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           EXPLANATION OF RESPONSES

* Represents a disposition of securities which was inadvertently not timely reported previously.

** These options were granted under the Armor Holdings, Inc. (the "Company") 1994 Incentive Stock Plan between January 1, 1994 and December 12, 1995, at exercise prices ranging from $.79 to $1.05 per share, and will expire at various times between January 1, 2004 and March 28, 2005. All of these options became exercisable on January 18, 1996, due to a change in control of the Company.

*** These options were granted as of January 19, 1996 and ratified by the Board of Directors of the Company on March 4, 1996. These options are non-qualified options not granted pursuant to any stock option plan. The option grant was originally for 50,000 shares, but was subject to reduction upon the occurrence of certain events, as set forth in the letter agreement between the reporting person and Kanders Florida Holdings, Inc., a principal stockholder of the Company. Such letter agreement is filed as an exhibit to the reporting person's Schedule 13D, as amended. The option grant was reduced pursuant to the terms of said letter agreement and the option agreement entered into between the reporting person and the Company to 24,000 shares, the number of shares of Common Stock sold by the reporting person on November 8, 1996.